SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Responsys, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

761248103
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 13

CUSIP NO. 761248103	13 G	Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel VI L.P. (“A6”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 504,980 shares, all of which are directly owned by A6. Accel VI Associates L.L.C. (“A6A”), the general partner of A6, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 504,980 shares, all of which are directly owned by A6. A6A, the general partner of A6, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	504,980
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.0%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 761248103	13 G	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel VI-S L.P. (“A6S”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,207,987 shares, all of which are directly owned by A6S. A6A, the general partner of A6S, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,207,987 shares, all of which are directly owned by A6S. A6A, the general partner of A6S, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,207,987
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.3%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 761248103	13 G	Page 4 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Investors ’98 L.P. (“AI98”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 206,370 shares, all of which are directly owned by AI98.
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 206,370 shares, all of which are directly owned by AI98.
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	206,370
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.4%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 761248103	13 G	Page 5 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Investors ’98-S L.P. (“AI98S”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 341,699 shares, all of which are directly owned by AI98S. A6A, the general partner of AI98S, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 341,699 shares, all of which are directly owned by AI98S. A6A, the general partner of AI98S, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	341,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.7%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 761248103	13 G	Page 6 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel VI Associates L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
3,054,666 shares, of which 504,980 are directly owned by A6, 2,207,987 are directly owned by A6S and 341,699 are directly owned by AI98S. A6A, the general partner of A6, A6S and AI98S, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER
3,054,666 shares, of which 504,980 are directly owned by A6, 2,207,987 are directly owned by A6S and 341,699 are directly owned by AI98S. A6A, the general partner of A6, A6S and AI98S, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,054,666
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.9%
12	TYPE OF REPORTING PERSON	OO

CUSIP NO. 761248103	13 G	Page 7 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Internet Fund II L.P. (“AIF2”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
64,518 shares, all of which are directly owned by AIF2. Accel Internet Fund II Associates L.L.C. (“AIF2A”), the general partner of AIF2, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 64,518 shares, all of which are directly owned by AIF2. AIF2A, the general partner of AIF2, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	64,518
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 761248103	13 G	Page 8 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Internet Fund II Associates L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 64,518 shares, all of which are directly owned by AIF2. AIF2A, the general partner of AIF2, may be deemed to have sole power to vote these shares
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 64,518 shares, all of which are directly owned by AIF2. AIF2A, the general partner of AIF2, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	64,518
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%
12	TYPE OF REPORTING PERSON	OO

CUSIP NO. 761248103	13 G	Page 9 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Keiretsu VI L.P. (“AK6”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
43,801 shares, all of which are directly owned by AK6. Accel Keiretsu VI Associates L.L.C. (“AK6A”), the general partner of AK6, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 43,801 shares, all of which are directly owned by AK6. AK6A, the general partner of AK6, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	43,801
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 761248103	13 G	Page 10 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Keiretsu VI Associates L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 43,801 shares, all of which are directly owned by AK6. AK6A, the general partner of AK6, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 43,801 shares, all of which are directly owned by AK6. AK6A, the general partner of AK6, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	43,801
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%
12	TYPE OF REPORTING PERSON	OO

This Amendment No. 1 amends the statement on Schedule 13G filed by Accel VI L.P., a Delaware limited partnership (“A6”), Accel VI-S L.P. , a Delaware limited partnership (“A6S”), Accel Investors ’98-S L.P., a Delaware limited partnership (“AI98S”), Accel VI Associates L.L.C., a Delaware limited liability company and the general partner of A6, A6S and AI98S (“A6A”), Accel Internet Fund II L.P., a Delaware limited partnership (“AIF2”), Accel Internet Fund II Associates L.L.C., a Delaware limited liability company and the general partner of AIF2 (“AIF2A”), Accel Keiretsu VI L.P., a Delaware limited partnership (“AK6”), Accel Keiretsu VI Associates L.L.C., a Delaware limited liability company and the general partner of AK6 (“AK6A”) and Accel Investors ’98 L.P., a Delaware limited partnership (“AI98”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.” Only those items to which there has been a change are included in this Amendment No. 1.

ITEM 4.	OWNERSHIP The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2013:

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2014

Entities:

Accel VI L.P.

Accel VI-S L.P.

Accel Internet Fund II L.P.

Accel Investors ’98 L.P.

Accel Investors ’98-S L.P.

Accel Keiretsu VI L.P.

Accel Keiretsu VI Associates L.L.C.

Accel VI Associates L.L.C.

Accel Internet Fund II Associates L.L.C.

By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact
for above-listed entities

EXHIBIT INDEX

		Sequentially
Exhibit	Document Description	Numbered Page

Exhibit A	Agreement of Joint Filing	14

Exhibit B	Reference to Tracy L. Sedlock as Attorney-in-Fact	15

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Responsys, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Dated: February 13, 2014

Entities:

Accel VI L.P.

Accel VI-S L.P.

Accel Internet Fund II L.P.

Accel Investors ’98 L.P.

Accel Investors ’98-S L.P.

Accel Keiretsu VI L.P.

Accel Keiretsu VI Associates L.L.C.

Accel VI Associates L.L.C.

Accel Internet Fund II Associates L.L.C.

By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact
for above-listed entities

EXHIBIT B

Reference to Tracy L. Sedlock as Attorney-in-Fact

Tracy L. Sedlock has signed the enclosed documents as Attorney-In-Fact. Note that a copy of the applicable Power of Attorney is already on file with the appropriate agencies.